SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

05 May 2023
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 05 May 2023 re: Transaction in Own Shares

05 May 2023

TRANSACTIONS IN OWN SECURITIES
Lloyds Banking Group plc (the "Company") announces today that it has purchased the following number of its ordinary shares, from UBS AG, London Branch (the "Broker").
Ordinary Shares
Date of purchases:	05 May 2023
Number of ordinary shares purchased:	60,086,862
Highest price paid per share (pence):	46.34
Lowest price paid per share (pence):	45.53
Volume weighted average price paid per share (pence):	45.97
Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued to the Broker by the Company on 22 February 2023 as announced on 23 February 2023.

The Company intends to cancel these Shares.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) (as such legislation forms part of retained EU law as defined in the EU (Withdrawal) Act 2018), a full breakdown of the individual trades made by the Broker on behalf of the Company as part of the buyback programme is set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/6460Y_1-2023-5-5.pdf

- END -
For further information:

Investor Relations Douglas Radcliffe Group Investor Relations Director douglas.radcliffe@lloydsbanking.com	+44 (0)20 7356 1571

Corporate Affairs Matt Smith Head of Media Relations matt.smith@lloydsbanking.com	+44 (0)20 7356 3522

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 05 May 2023